SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: HCA Healthcare, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________________

March 25, 2022

To HCA Healthcare, Inc. Shareholders:

We urge you to vote FOR Proposals #4 and #5, stockholder proposals regarding political spending disclosure and lobbying disclosure, respectively, at HCA Healthcare, Inc. (HCA)’s annual meeting on April 21, 2022. These proposals ask HCA to issue reports detailing both direct spending in each category (i.e. campaign spending and lobbying expenses) as well as indirect spending via trade associations and other third-party entities which use dues payments to support electoral efforts or lobby, including “grassroots lobbying” efforts aimed at the public. Currently, the information HCA provides may not include contributions to ballot measures, does not disclose state-level lobbying expenses, excludes lobbying expenses under $50,000, and fails to acknowledge contributions to some third parties that are used for lobbying.1

The SOC Investment Group, formerly known as CtW Investment Group, works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial HCA shareholders.

Over the past decade, disclosure of political spending and lobbying expenses have each become much more widespread among S&P 500 companies: 60% of S&P 500 companies disclose some or all of their electoral spending, and one third are disclosing payments to third-party groups such as trade associations and 501(c)(4) groups.2 HCA has clearly fallen behind in its peers, as it receives a 32.9% score on the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, compared to an average of 56.6% for the health care industry.3 Additionally, HCA’s failure to clearly disclose lobbying expenses – including the portion of contributions to third-parties that are used for lobbying – puts it behind leading firms such as AT&T, Comcast, and Exxon.4 Shareholders need these disclosures in order to determine if corporate resources are being used in ways that align with their interests, or if the companies they invest in are accruing reputational and other risks through electoral and lobbying expenditures.

While we support disclosure of political spending and lobbying across companies, the situation at HCA is particularly urgent, given mounting evidence that HCA is taking on substantial risk of adverse enforcement actions through its aggressive admissions practices, as described in a report published by the Service Employees International Union (SEIU) (available here)5. This report demonstrates that HCA hospitals admit patients from their emergency departments at higher rates than other hospitals on

1 HCA Healthcare, Inc. Political Contributions Report, (https://hcahealthcare.com/util/documents/2022/2022-HCA-Healthcare-Political-Participation-Contributions-Breakdown-a.pdf )

2 https://www.politicalaccountability.net/our-impact/#

3 2021 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, pgs. 33, 50.

4 https://about.att.com/csr/home/governance/political-engagement.html ; https://corporate.comcast.com/impact/values-integrity/integrity/activity ; https://corporate.exxonmobil.com/-/media/Global/Files/policy/lobbying/ExxonMobil_2020-Lobbying-Report.pdf

5 https://hcavsamerica.org/wp-content/uploads/2022/02/SEIU_Investigative_Report_FINAL-1.pdf average nationally,6at higher rates than the average of other hospitals on a state-by-state basis,7and at higher rates than expected based on acuity and geography.8 Moreover, as this report details, HCA executives have clearly articulated their desire to boost admissions in order to drive higher revenue and net income.9 The report estimates that these aggressive admissions practices may have increased Medicare payments alone to HCA by $1.8 billion from 2008 through 2019.10 Because both state and federal regulators are responsible for overseeing payments to health care providers, both campaign contributions and lobbying spending create the risk that HCA may be seen to be attempting to forestall the enforcement of the rules surrounding such payments. Additionally, high levels of campaign and lobbying spending may incline HCA executives and directors to believe that regulators will take a sympathetic view of the company’s operations and dissuade them from needed efforts to ensure that aggressive admissions practices do not cross the line into unlawful activity. Finally, like any business that depends substantially on government spending, overtly partisan stances in elections and lobbying activity may put the company's reputation at risk.

In light of these risks, as well as the risks of misalignment inherent in undisclosed corporate activity, we urge you to vote For Proposals #4 and #5 at HCA Healthcare, Inc.’s annual meeting on April 22, 2022. For further information, please contact our Research Director Richard Clayton at rclayton@socinvestmentgroup.com.

Sincerely,

Dieter Waizenegger Executive Director

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

6 SEIU, HCA: Higher Healthcare Costs for America (2022), pg. 6.

7 Ibid., pg. 7.

8 Ibid., pg. 9.

9 Ibid., pgs. 15-19.

10 Ibid., pgs. 8-9.